

Mail Stop 3561

August 16, 2016

Mr. Robert S. Apatoff
President and Chief Executive Officer
3113 Woodcreek Drive
Downers Grove, Illinois 60515

  Re: FTD Companies, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2015
    Filed March 11, 2016
    File No. 001-35901

Dear Mr. Apatoff:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

1. We note you have provided certain unaudited pre-acquisition financial information related to Provide Commerce for the year ended December 31, 2014 in your tabular presentations of your results of operations on pages 45 and 50. You state that you have provided such information for informational purposes and that such information was derived from the unaudited pre-acquisition results of operations of the acquiree. Please revise future filings to eliminate all pre-acquisition information. We do not believe such presentation is appropriate considering the pre- and post-acquisition results of operations of the acquired entity have not been prepared on the same basis due to the application of purchase accounting under ASC 805.

2. We note that you discuss the pre- and post-acquisition results of operations of the Provide Commerce segment as if such operations were presented on a comparable basis. We do

not believe such a discussion is appropriate considering the post-acquisition results include the stepped up basis of the acquired entity and any different accounting policies adopted by Provide Commerce upon its acquisition. Please revise future filings to provide a discussion of your historical GAAP basis financial statements as required by Item 303 of Regulation S-K. Explanations of reasons for changes between periods may include discussions of changes arising from the acquisition. We would not object if you wish to include pro forma financial information prepared in full accordance with Article 11 of Regulation S-X for the fiscal year ended December 31, 2014 in your filing and then discuss such pro forma results compared to your historical results for fiscal 2015. However, any such discussion should be in addition to, and not in lieu of, a discussion of your historical results of operations required by Item 303 of Regulation S-K.

3. Your risk factor on page 20 indicates that you "have been offering broader and greater discounts to the consumer" and that you "currently intend to continue selling a portion of our products and services at a discount." Please highlight this trend within your MD&A and discuss the historical and prospective impact this trend has had and is expected to have on your financial condition and operating performance. See SEC Release No. 33-8350.

Financial Statements

Note 1. Description of Business, Basis of Presentation, Accounting Policies and Recent Accounting Pronouncements, page F-10

4. We note your disclosure that your operations include those of your subsidiary Interflora, Inc. and that one-third of this entity is owned by a third party. Please tell us what consideration you gave to providing the disclosures required by ASC 810-10-50-1A.

Note 3. Segment Information, page F-22

5. We note that your Provide Commerce operating and reportable segment includes two reporting units, Personal Creations and ProFlowers/Gourmet Foods, and that the ProFlowers/Gourmet Foods reporting unit represents two businesses which have been combined into one reporting unit because they met the applicable aggregation criteria. Please tell us how you considered whether your Personal Creations and ProFlowers/Gourmet Foods reporting units may represent two separate operating and reportable segments. In your response, please provide the following information:

    - Please tell us the title and describe the role of your Chief Operating Decision Maker (CODM) and each of the individuals who report to your CODM

    - Identify and describe the role of each of your segment managers.

- Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for these meetings, the financial information discussed in those meetings and who else attends these meetings.

- Tell us who is held accountable for the results of the Personal Creations and ProFlowers/Gourmet Foods reporting units, how often these individuals meet with your CODM, the financial information your CODM reviews to prepare for these meetings, the financial information discussed in these meetings and who else attends these meetings.

- Please describe for us the information regularly provided to your CODM regarding these reporting units and how frequently such information is provided to your CODM.

- Please describe for us the information regularly provided to your Board of Directors (BOD) regarding these reporting units and how frequently such information is provided to your BOD.

- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step and the level at which the CODM makes changes to the budget.

- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in the meetings with the CODM to discuss budget-to-actual variances.

- Describe the basis for determining the compensation for each of the individuals that report to the CODM.

6. Please revise to disclose revenue from external customers for each product and service or each group of similar products and services as required by ASC 280-10-50-40 or explain to us in reasonable detail why you believe no such revision is required. In particular, we note that you previously segregated service revenues between order-related services and membership and subscription-based services.

Schedule II – Valuation and Qualifying Accounts, page F-49

7. Please clarify whether or not your "Allowance for doubtful accounts and sales allowances" relates solely to the collectability of your accounts receivable balance or if it also includes activity related to other accounts, such as your allowance for sales returns. If accounts have been combined, please separately present such activity within Schedule II. If all amounts pertain to your allowance for doubtful accounts, clarify why such a significant percentage of your non-financing accounts receivable balance appears to be reserved as of the fiscal year-ends presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products

Cc: Edward B. Winslow, Esq.
     Jones Day